FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 10, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for July 10, 2006 and incorporated by reference herein is the Registrant’s immediate report dated July 10, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: July 10, 2006

Desjardins General Insurance Group Chooses BluePhoenix to Deliver Multi-Million Dollar
Platform and Database Migration Project

Automated BluePhoenix™ PlatformMigrator Solution to Improve DGIG’s Customer Service Infrastructure

CARY, N.C. and Herzlia, Israel – July 10, 2006 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that it is in the midst of a multi-million dollar platform and database migration project for Desjardins General Insurance Group (DGIG), a leading direct property and casualty insurer in Canada. The project will provide DGIG with an improved technological infrastructure that will increase the speed and quality of its insurance consulting capabilities, thus increasing profitability.

“The purpose of this project is to provide DGIG with an infrastructure that will allow us to better streamline the insurance services provided by our team of over 1,000 insurance agents and subsidiaries,” said Pierre Deschênes, senior executive vice president Information Technology at DGIG. “We have chosen BluePhoenix because their automated tools and proven methodology can provide an almost seamless transition to the new platforms and technology. This will also allow us to concentrate on the business needs of our clients and significantly reduce our IT operating costs.”

The project involves migrating DGIG’s current COBOL/IDMS applications to a Windows/COBOL (Fujitsu NetCOBOL) and Unix/Oracle platform environment. This will enable DGIG to operate a more standard IT environment, suited to its current insurance applications. BluePhoenix Solutions will deliver the migration using the BluePhoenix™ IT Discovery and BluePhoenix™ PlatformMigrator tools.

To efficiently address the complexity of project tasks, BluePhoenix is using several tools for the various stages of the implementation. The BluePhoenix™ IT Discovery product is used to perform an enterprise-level assessment of the interaction between COBOL software components, and IDMS schemas and databases. The BluePhoenix™ PlatformMigrator solution performs the program, database, and environment migration.

“This project is another example of the rapidly growing recognition that profits can be improved through efficient information systems, and that there is an established business need to improve the IT systems through a sophisticated, efficient, state-of-the-art modernization process. It is common knowledge today that IT modernization solutions can move IT systems forward in terms of usability, productivity, and cost-effectiveness,” said Arik Kilman, CEO of BluePhoenix Solutions. “With older systems incapable of supporting the newer applications on the market, IT modernization remains the most effective solution for large and complex companies such as DGIG.”

BluePhoenix Solutions has extensive experience in automated global assessment, platform, database, and application migration, and remediation projects. It has performed these services for a wide range of financial institutions worldwide, including Aflac, Banca Carige, Isbank, LBS Group, Merrill Lynch, Sparekassernes Datacenter (SDC), TEMENOS Group AG (SWX: TEMN), and others.

About Desjardins General Insurance Group
Desjardins General Insurance Group (DGIG) is a member of Desjardins Group, the largest financial cooperative group in Canada. DGIG ranks among the top 10 property and casualty (P&C) insurers in Canada, with a portfolio of more than 1.8 million policies in force, a business volume of $1.4 billion and assets of $2.6 billion. Through its subsidiaries, DGIG offers direct P&C insurance to the general public, businesses and members of partner groups.

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading global provider of modernization solutions for legacy information systems. Its unique suite of automated tools and services for IT Understanding, Migration, Remediation and Redevelopment helps customers grow revenue, reduce costs, shorten time to market and extend the ROI of their existing legacy systems. BluePhoenix is unique in addressing the full range of IT modernization through automated migration solutions that mitigate risk, minimize IT downtime, and preserve application business logic. BluePhoenix offerings help firms effectively plan and carry out strategic projects such as database, application and platform migrations; field transformations; system standardizations; application development and redevelopment; and application outsourcing.

Its solutions serve companies from numerous diverse industries, such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 12 offices in the U.S., UK, Denmark, Germany, Italy, the Netherlands, Australia and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international information technology company.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com